CUSIP No. 371927104	Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genesis Energy, L.P.
(Name of Issuer)

Common Units – Class A representing limited partnership interests
(Title of Class of Securities)

371927104
(CUSIP Number)

Steve Putman
Quintana Capital Group II, L.P.
601 Jefferson Street, Suite 3600
Houston, Texas 77002
(713) 751-7527
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371927104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Q GEI Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,083,8651
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8 percent2
14	TYPE OF REPORTING PERSON OO

_______________
1 Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units.

2 Based upon 71,946,381 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 21,316 Class B Units owned by Q GEI, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering (defined below)).

CUSIP No. 371927104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Energy Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,611,6993
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2 percent4
14	TYPE OF REPORTING PERSON PN

_______________
3 Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

4 Based upon 71,932,599 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 7,534 Class B Units owned by QEP II, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP II Genesis TE Holdco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,3405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3 percent6
14	TYPE OF REPORTING PERSON PN

_______________
5 Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

6 Based upon 71,925,950 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 885 Class B Units owned by QEP Genesis, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,798,0397
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5 percent8
14	TYPE OF REPORTING PERSON PN

_______________
7 Solely in its capacity as a provider of management services (including voting and dispositive power over the units) to QEP II and QEP Genesis. Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

8 Based upon 71,933,484 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Class B Units owned by QEP II and QEP Genesis, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co. GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,798,0399
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5 percent10
14	TYPE OF REPORTING PERSON OO

_______________
9 Solely in its capacity as the general partner of QEP Management Co., L.P.  Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

10 Based upon 71,933,484 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Class B Units owned by QEP II and QEP Genesis, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,798,03911
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5 percent12
14	TYPE OF REPORTING PERSON PN

_______________
11 Solely in its capacity as the general partner of QEP II and QEP Genesis.  Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

12 Based upon 71,933,484 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Class B Units owned by QEP II and QEP Genesis, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,798,03913
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5 percent14
14	TYPE OF REPORTING PERSON OO

_______________
13 Solely in its capacity as the general partner of QCG II.  Includes Class A Units issuable upon conversion of Class B Units, but does not include Class A Units issuable upon conversion of Waiver Units.

14 Based upon 71,933,484 Class A Units outstanding (including (a) 64,575,065 Class A Units outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Class B Units owned by QEP II and QEP Genesis, which are convertible into Class A Units, and (c) 7,350,000 Class A Units issued in connection with the July 2011 Offering).

CUSIP No. 371927104	Page 9 of 11 Pages

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on January 7, 2011 (the “Original Filing”) by Q GEI Holdings, LLC (“Q GEI”), Quintana Energy Partners II, L.P. (“QEP II”), QEP II Genesis TE Holdco, LP (“QEP Genesis”), QEP Management Co., L.P. (“Management Co”), QEP Management Co. GP, LLC (“Management Co GP”), Quintana Capital Group II, L.P. (“QCG II”) and Quintana Capital Group GP, Ltd. (“QCG GP” and, together with Q GEI, QEP II, QEP Genesis, Management Co., Management Co. GP and QCG II, the “Reporting Persons”) relating to the Common Units – Class A (“Class A Units” and, collectively with the Common Units – Class B (“Class B Units”), the “Common Units”) representing limited partner interests in the issuer.  Capitalized terms not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Filing.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of the Original Filing is amended by adding after the final paragraph thereof the following paragraph:

On July 20, 2011, the Issuer closed a secondary offering (the “July 2011 Offering”) of its Class A Units, in which QEP II and QEP Genesis participated.  QEP II and QEP Genesis sold 891,981 and 108,019 Class A Units, respectively, in the July 2011 Offering.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

After giving effect to the July 2011 Offering, Q GEI, QEP II and QEP Genesis are the beneficial owners of the following number of Class A Units:  Q GEI is the beneficial owner of 7,083,865 Class A Units it holds directly (approximately 9.8% of outstanding Class A Units), including 21,316 Class A Units issuable upon conversion of an identical number of Class B Units; QEP II is the beneficial owner of 1,611,699 Class A Units it holds directly (approximately 2.2% of outstanding Class A Units), including 7,534 Class A Units issuable upon conversion of an identical number of Class B Units; QEP Genesis is the beneficial owner of 186,340 Class A Units it holds directly (approximately 0.3% of outstanding Class A Units), including 885 Class A Units issuable upon conversion of an identical number of Class B Units.  Each of Q GEI, QEP II and QEP Genesis may be deemed to have sole voting and dispositive power over the Class A Units held directly by them.

After giving effect to the July 2011 Offering, and by the nature of their interests in QEP II and QEP Genesis, Management Co GP, Management Co, QCG GP and QCG II may be deemed to be the beneficial owners of 1,798,039 Class A Units (approximately 2.5% of outstanding Class A Units), including 8,419 Class A units issuable upon conversion of an identical number of Class B Units. Management Co GP, Management Co, QCG GP and QCG II may be deemed to have shared voting and dispositive power over the Class A Units and Class B Units beneficially held directly by QEP II and QEP Genesis.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Class A Units at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Exchange Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of Genesis beneficially owned by any of such Reporting Persons. In such event, each Reporting Person would be deemed to beneficially own, by virtue of Rule 13d-5(b)(1), an aggregate of 8,881,904 Class A Units (approximately 11.2% of the outstanding Class A Units, calculated as described below.

The aforementioned ownership percentages are based on 64,575,065 Class A Units outstanding as of May 9, 2011 plus the number of Class A Units issued in the July 2011 Offering (7,350,000) plus the number of Class A Units issuable upon conversion of an identical number of Class B Units attributable to such entity or entities. The ownership percentages and unit totals do not include any of the Class A Units issuable upon conversion of Waiver Units.

(c)	Except as set forth in this Schedule 13D Amendment No. 1, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

CUSIP No. 371927104	Page 10 of 11 Pages

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 371927104	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of July, 2011

Q GEI HOLDINGS, LLC		QUINTANA ENERGY PARTNERS II, L.P.

By:	/s/ Steve Putman	By:	Quintana Capital Group II, L.P.,
	Steve Putman, Secretary		its general partner

		By:	Quintana Capital Group GP, Ltd.,
its general partner

		By:	/s/ Steve Putman
Steve Putman, Managing Director

QEP II GENESIS TE HOLDCO, LP		QUINTANA CAPITAL GROUP II, L.P.

By:	Quintana Capital Group II, L.P.,	By:	Quintana Capital Group GP, Ltd.,
	its general partner		its general partner

By:	Quintana Capital Group GP, Ltd.,	By:	/s/ Steve Putman
	its general partner		Steve Putman, Managing Director

By:	/s/ Steve Putman
Steve Putman, Managing Director

QUINTANA CAPITAL GROUP GP, LTD.		QEP MANAGEMENT CO., L.P.

By:	/s/ Steve Putman	By:	QEP Management Co. GP, LLC,
	Steve Putman, Managing Director		its general partner

		By:	/s/ Steve Putman
Steve Putman, Authorized Person
QEP MANAGEMENT CO. GP, LLC

By:	/s/ Steve Putman
Steve Putman, Authorized Person